

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2007

via U.S. mail and facsimile

John J. Marcello, Chief Executive Officer
Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

      Re: Item 4.02 Form 8-K
      Filed: February 9, 2007
      File No. 1-11376

Dear Mr. Marcello:

We have reviewed your Item 4.02 Form 8-K and have the following comments.

1. Please amend your Form 8-K to include a statement of whether the audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a). You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

2. We remind you that when you file your restated Form 10-Q for the quarter ended September 30, 2006, you should appropriately address the following:

    *   full compliance with SFAS 154, paragraphs 25 and 26,
    *   fully update all affected portions of the document, including MD&A,
    *   updated Item 4 disclosures should include the following:
        o   a discussion of the restatement and the facts and circumstances surrounding it,
        o   how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
        o   changes to internal controls over financial reporting, and
        o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-K.
    *   include all updated certifications.

*   *   *   *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief